DREYFUS HIGH YIELD STRATEGIES FUND

MIRANT CORP

Ticker: MIR.XA   Security ID: 60467R100
Meeting Date: MAY 7, 2008   Meeting Type: Annual
Record Date: MAR 10, 2008

#	Proposal	Mgt Rec	Vote Cast	Sponsor
1.1	Elect Director Thomas W. Cason	For	For	Management
1.2	Elect Director A.D. (Pete) Correll	For	For	Management
1.3	Elect Director Terry G. Dallas	For	For	Management
1.4	Elect Director Thomas H. Johnson	For	For	Management
1.5	Elect Director John T. Miller	For	For	Management
1.6	Elect Director Edward R. Muller	For	For	Management
1.7	Elect Director Robert C. Murray	For	For	Management
1.8	Elect Director John M. Quain	For	For	Management
1.9	Elect Director William L. Thacker	For	For	Management
2	Ratify Auditors	For	For	Management